# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GCM Grosvenor Inc., CIK 0001819796
CUSIP: 36831E108
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 900 North Michigan Avenue, Suite 1100, Chicago, Illinois (IL), 60611
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001509764

## Reporting persons
- Michael Jay Sacks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 141,672,819; sole dispositive power 0; shared dispositive power 141,672,819; aggregate amount beneficially owned 141,672,819 (69.9% of the class)
- Grosvenor Holdings, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 133,965,014; sole dispositive power 0; shared dispositive power 133,965,014; aggregate amount beneficially owned 133,965,014 (68.7% of the class)
  Comment: (Limited Liability Company)
- Grosvenor Holdings II, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,226,977; sole dispositive power 0; shared dispositive power 3,226,977; aggregate amount beneficially owned 3,226,977 (5% of the class)
  Comment: (Limited Liability Company)
- GCM Grosvenor Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,480,828; sole dispositive power 0; shared dispositive power 4,480,828; aggregate amount beneficially owned 4,480,828 (6.8% of the class)
  Comment: (Limited Liability Company)
- GCM Progress LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 88,993,499; sole dispositive power 0; shared dispositive power 88,993,499; aggregate amount beneficially owned 88,993,499 (59.3% of the class)
  Comment: (Limited Liability Company)
- GCM Progress Subsidiary LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 88,993,499; sole dispositive power 0; shared dispositive power 88,993,499; aggregate amount beneficially owned 88,993,499 (59.3% of the class)
  Comment: (Limited Liability Company)

## Item 1. Issuer
Name of issuer: GCM Grosvenor Inc.
Address of issuer's principal executive offices: 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Michael Jay Sacks
Grosvenor Holdings, L.L.C.
Grosvenor Holdings II, L.L.C.
GCM Grosvenor Management, LLC
GCM Progress LLC
GCM Progress Subsidiary LLC
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.
Citizenship: Grosvenor Holdings, L.L.C. is organized under the laws of the state of Illinois. Grosvenor Holdings II, L.L.C., GCM Grosvenor Management, LLC, GCM Progress LLC and GCM Progress Subsidiary LLC are each organized under the laws of the state of Delaware. Michael Jay Sacks is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of the shares Class A Common Stock as of June 30, 2026, based upon 61,120,273 shares of Class A Common Stock outstanding as of June 30, 2026. The ownership information assumes the redemption of the common units of Grosvenor Capital Management Holdings, LLLP ("Common Units") held by the Reporting Persons for shares of the Issuer's Class A Common Stock on a one-to-one basis.

Michael Jay Sacks 141,672,819
Grosvenor Holdings, L.L.C. 133,965,014
Grosvenor Holdings II, L.L.C. 3,226,977
GCM Grosvenor Management, LLC 4,480,828
GCM Progress LLC 88,993,499
GCM Progress Subsidiary LLC 88,993,499
Percent of class:
Michael Jay Sacks 69.9%
Grosvenor Holdings, L.L.C. 68.7%
Grosvenor Holdings II, L.L.C. 5.0%
GCM Grosvenor Management, LLC 6.8%
GCM Progress LLC 59.3%
GCM Progress Subsidiary LLC 59.3%
Sole power to vote or to direct the vote:
Michael Jay Sacks 0
Grosvenor Holdings, L.L.C. 0
Grosvenor Holdings II, L.L.C. 0
GCM Grosvenor Management, LLC 0
GCM Progress LLC 0
GCM Progress Subsidiary LLC 0
Shared power to vote or to direct the vote:
Michael Jay Sacks 141,672,819
Grosvenor Holdings, L.L.C. 133,965,014
Grosvenor Holdings II, L.L.C. 3,226,977
GCM Grosvenor Management, LLC 4,480,828
GCM Progress LLC 88,993,499
GCM Progress Subsidiary LLC 88,993,499
Sole power to dispose or to direct the disposition:
Michael Jay Sacks 0
Grosvenor Holdings, L.L.C. 0
Grosvenor Holdings II, L.L.C. 0
GCM Grosvenor Management, LLC 0
GCM Progress LLC 0
GCM Progress Subsidiary LLC 0
Shared power to dispose or to direct the disposition:
Michael Jay Sacks 141,672,819
Grosvenor Holdings, L.L.C. 133,965,014
Grosvenor Holdings II, L.L.C. 3,226,977
GCM Grosvenor Management, LLC 4,480,828
GCM Progress LLC 88,993,499
GCM Progress Subsidiary LLC 88,993,499

Grosvenor Holdings II, L.L.C. is the record holder of 3,226,977 Common Units. GCM Grosvenor Management, LLC is the record holder of 4,480,828 Common Units. Grosvenor Holdings, L.L.C. is the record holder of 44,964,527 Common Units and 6,988 shares of Class A Common Stock. GCM Progress Subsidiary LLC is the record holder of 88,993,499 Common Units. The Common Units may be redeemed by the Reporting Persons at any time for shares of the Issuer's Class A Common Stock on a one-to-one basis.

Mr. Sacks is the ultimate managing member of each of Grosvenor Holdings, L.L.C., Grosvenor Holdings II, L.L.C. and GCM Grosvenor Management, LLC. Grosvenor Holdings, L.L.C. is the sole member of GCM Progress LLC, which is the sole member of GCM Progress Subsidiary LLC. As a result, Mr. Sacks may be deemed to share beneficial ownership of the securities held by the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99 Joint Filing Agreement (previously filed).

## Signatures
- Michael Jay Sacks: /s/ Michael Jay Sacks, Michael Jay Sacks (08/13/2026)
- Grosvenor Holdings, L.L.C.: /s/ Michael Jay Sacks, Michael Jay Sacks/Managing Member (08/13/2026)
- Grosvenor Holdings II, L.L.C.: /s/ Michael Jay Sacks, Michael Jay Sacks/Managing Member (08/13/2026)
- GCM Grosvenor Management, LLC: /s/ Michael Jay Sacks, Michael Jay Sacks/Managing Member (08/13/2026)
- GCM Progress LLC: /s/ Michael Jay Sacks, Michael Jay Sacks/Managing Member (08/13/2026)
- GCM Progress Subsidiary LLC: /s/ Michael Jay Sacks, Michael Jay Sacks/Managing Member (08/13/2026)